UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              For the Calendar Quarter Ended December 31, 2001


                      Consolidated Natural Gas Company
                    (Name of registered holding company)


                            120 Tredegar Street
                         Richmond, Virginia 23219
                 (Address of principal executive offices)




                          Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                4

Item 3.  Associate Transactions                                     5

Item 4.  Summary of Aggregate Investment                            6

Item 5.  Other Investments                                          7

Item 6.  Financial Statements and Exhibits                          7


                                       1



                          ITEM 1 - ORGANIZATION CHART


    Name of        Energy or    Date of    State of    %of voting    Nature
   Reporting      Gas Related   Organiz-   Incorpor-   Securities      of
    Company         Company      ation       ation        Held      Business
   _________      ___________   ________   _________   __________   ________

Consolidated
Natural Gas
Company
("CNG") (a)

  Dominion Field     Gas         03/23/77   Delaware     100.00%   Engages in
  Services, Inc.     Related                                       activities
  ("Field                                                          involving
  Services")                                                       Appalachian
                                                                   natural gas
                                                                   supply,
                                                                   including
                                                                   gathering
                                                                   and adminis-
                                                                   tration of
                                                                   supply con-
                                                                   tracts.

  Dominion
  Transmission,
  Inc.(a)

    Dominion
    Iroquois,
    Inc.(a)

      Iroquois Gas    Gas       12/11/89      Delaware      24.72% Owns and
      Transmission    Related                 Partnership          operates an
      System, L.P.                                                 interstate
      ("Iroquois")                                                 natural gas
                                                                   pipeline
                                                                   that
                                                                   transports
                                                                   Canadian gas
                                                                   to utilities
                                                                   and power
                                                                   generators in
                                                                   New York and
                                                                   New England.

  Dominion Green-     Gas       11/15/00(d)   Virginia      100%   Owns 100% of
  Brier, Inc.         Related                                      Dominion
  ("Greenbrier")                                                   Pipeline-
                                                                   Greenbrier,
                                                                   Inc. (b) and
                                                                   67% of
                                                                   Greenbrier
                                                                   Pipeline
                                                                   Company, LLC
                                                                   (c).


(a) Directly or indirectly holds interests in gas-related companies.

(b) Dominion Pipeline-Greenbrier, Inc. is a Virginia public service company used to survey Virginia land owners along the potential Greenbrier pipeline system.

(c) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

(d) The date of incorporation of Greenbrier was improperly stated in the Form U-9C-3 for the calendar quarter ended September 30, 2001.


                                      2


                    ITEM 1 - ORGANIZATION CHART (CONTINUED)


    Name of         Energy or    Date of    State of    %of voting   Nature
   Reporting       Gas Related   Organiz-   Incorpor-   Securities     of
    Company          Company      ation       ation        Held     Business
   _________       ___________   ________   _________   __________  ________

Consolidated
Natural Gas
Company
("CNG") (a)

  Dominion          Gas          9/21/01   Delaware      100%      Engages in
  Oklahoma          Related                                        natural gas
  Texas                                                            and oil
  Exploration &                                                    exploration
  Production,                                                      and
  Inc. ("DOTEPI")                                                  production.
  (new)

  Dominion          Gas         11/27/01   Delaware      100%      Owns gas
  Natural Gas       Related                                        storage
  Storage, Inc.                                                    facilities,
  ("DNGS")(new)                                                    a brine
                                                                   pipeline and
                                                                   a gas inter-
                                                                   connect pipe-
                                                                   line.


(a) Directly or indirectly holds interests in gas-related companies.


                                       3


  ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (a)

Company  Type of   Principal  Issue    Cost     Person    Collateral   Consid-
issuing  security  amount of  or       of       to whom   given with   eration
security issued    security   renewal  capital  issued    security     received
(Borrower)                                      (Lender)               for each
                                                                       security
_______  ________  __________ _______  _______  _______   __________   ________

DOTEPI   Long     $1,088,848,688  -       -       CNG         -            -
         Term Note

DOTEPI   Short       $67,100,000  -       -       CNG         -            -
         Term Note

Green-   Short        $4,322,000  -       -       CNG         -            -
brier    Term Note

DNGS     Short       $14,029,384  -       -       CNG         -            -
         Term Note


(a) Securities were issued pursuant to Rule 52.



Company              Company
Contributing         Receiving                Type and Amount of
Capital              Capital                  Capital Infusion
____________         _________                __________________

(e)


CNG                   DOTEPI              Capital Contribution of
                                          $894,018,351

CNG                   DOTEPI              $1,000 in return for 100
                                          shares of no par value
                                          common stock

CNG                   DNGS                $1,000 in return for 100 shares
                                           of no par value common stock

 (e) Field Services and Dominion Iroquois, Inc. participate in the CNG
     System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $55,638,000 to, and withdrew $80,926,000 from, the Money Pool; and had a net investment of $18,861,000 in the Money
     Pool at December 31, 2001. During the calendar quarter Dominion Iroquois, Inc. contributed $2,996,000 to, and withdrew $821,000 from, the Money Pool; and had a net investment of $5,872,000 in the Money Pool at December 31, 2001. Additionally, as of December 31, 2001 there remained outstanding $69,000,000 in CNG guarantees of Field Services obligations.


                                       4


                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________

Dominion    Greenbrier  Environ-  $2,718,266  $17,145   0    $2,735,411(f)
Trans-                  mental,
mission                 Legal,
Inc. ("DTI")            Engineering

(g) (h)

(f) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a Service agreement dated January 1, 2001, attached as Exhibit B.

(g) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(h) Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.


                                      5



                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

      Total consolidated capitalization as
        of December 31, 2001                    $7,420,667(i)       Line 1

      Total capitalization multiplied by 15%
         (Line 1 multiplied by 0.15)             1,113,100          Line 2

      Greater of $50 million or line 2           1,113,100          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                          None          Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                              1,113,100         Line 5


Investments in gas-related companies
  (in thousands):

      Total current aggregate investment:
         (categorized by major line of
          gas-related business)

        Gas exploration and production            2,101,169
        Gas sales and storage services               77,151
        Gas transportation                           59,760        ________

     Total current aggregate investment                           $2,238,080
                                                                   ========

(i) Includes short-term debt of $775,604.


                                      6



                         ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None



                 ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

   Balance sheets as of December 31, 2001 of Field Services, Greenbrier, DOTEPI and DNGS respectively, and income statement for the three and twelve months ending December 31, 2001 of Field Services, Greenbrier, DOTEPI and DNGS (Filed under confidential treatment pursuant to Rule 104(b)).

B. Exhibits

   A copy of a service agreement, dated May 22, 1991, between Field Services (formerly called "CNG Storage Service Company") and Dominion Transmission, Inc. (formerly called "CNG Transmission Corporation") is attached as Exhibit A to the Form U-9C-3 filed for the first quarter of 1999.

   A copy of the service agreement, dated January 1, 2001, between DTI and Greenbrier is attached as Exhibit B.

   The certificate as to filing with interested state commissions is attached hereto as Exhibit C.


                                       7





                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                          CONSOLIDATED NATURAL GAS COMPANY


                                          By: James F. Stutts
                                              Its Attorney



March 28, 2002



                                         8



                                                             Exhibit B



                                 January 1, 2001



Dominion Greenbrier, Inc.
120 Tredegar Street
Richmond, VA 23219

Gentlemen:

     This Agreement is entered into by and between Dominion Transmission, Inc. ("Dominion Transmission"), a Delaware corporation and Dominion Greenbrier, Inc. ("Dominion Greenbrier"), a Virginia corporation.
Dominion Greenbrier has requested that Dominion Transmission provide it with certain services which it may from time to time require in the conduct of its business. Dominion Transmission has agreed to provide such services to Dominion Greenbrier, upon the terms and conditions hereinafter provided.

     Accordingly, in consideration of the mutual promises herein contained, Dominion Transmission and Dominion Greenbrier agree as follows:

     1. Upon oral or written request by Dominion Greenbrier, Dominion Transmission will provide such administrative, purchasing, engineering and related services as are deemed necessary or desirable. In so doing, Dominion Transmission may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Dominion Greenbrier, arrange for and provide the services of such qualified, non-affiliated personnel as Dominion Transmission, in its own opinion, deems necessary or appropriate.

     2. All services rendered under and in accordance with this Agreement shall be provided at cost.

     The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Dominion Transmission determined according to the time devoted by such employees to the performance of services hereunder for Dominion Greenbrier; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Dominion Transmission policies and procedures in place from time to time,
(3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Dominion Transmission or its employees in connection with the performance of services under this




Dominion Greenbrier, Inc.
January 1, 2001
Page 2


Agreement, (4) the actual costs of materials and supplies furnished by Dominion Transmission in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Dominion Transmission's general plant investment), determined in accordance with Dominion Transmission's policies and procedures.

     3. Dominion Transmission shall render monthly statements to Dominion Greenbrier for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Dominion Transmission anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.

     4. This Agreement shall become effective as of January 1, 2001 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.

     5. Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.






Dominion Greenbrier, Inc.
January 1, 2001
Page 3


     If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Dominion Transmission.

                              Respectfully submitted,

                              Dominion Transmission, Inc.


                              By:________________________

                                 Name:___________________
                                 Title:__________________

Accepted and Agreed to:

Dominion Greenbrier, Inc.


By:______________________
   Name:_______________
   Title:______________






										Exhibit C

                                CERTIFICATE



     The undersigned certifies that she is the duly designated and acting attorney of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

     CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

     The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325


                                         1




     IN WITNESS WHEREOF, I have hereunto set my hand as of the 28th day of March, 2002.

					Sharon L. Burr
					Attorney for
					Consolidated Natural Gas Company


                                          2